Exhibit 19.1

NCS Multistage Holdings, Inc.

Insider Trading Policy

I.	INTRODUCTION

A.	Purpose

The purpose of this Insider Trading Policy (this “Policy”) is to help NCS Multistage Holdings, Inc. and its subsidiaries (the “Company”) comply with U.S. federal and state securities laws, as well as similar laws in other countries where the Company does business, and to preserve the reputation and integrity of the Company.

B.	What Is Insider Trading?

Illegal and prohibited insider trading occurs when a person who is aware of material non-public information about a company buys or sells that company’s securities or provides material non-public information to another person who may trade on the basis of that information.

C.	What Securities are Subject to this Policy?

This Policy applies to transactions in the Company’s securities (e.g., common stock, as well as options, puts, calls or other derivatives, whether or not issued by the Company) or any other type of securities that the Company may issue, such as preferred stock, debt, convertible debentures and warrants (collectively, “Company Securities”). This Policy also prohibits trading in the securities of another company if you become aware of material non-public information about that company in the course of your position with the Company. Transactions subject to this policy include purchases, sales, bona fide gifts and other acquisitions and dispositions of Company Securities, unless otherwise specified herein.

D.	Who is subject to this Policy?

This Policy applies globally to all directors, officers and employees of the Company and its subsidiaries and to those acting on behalf of the Company, such as auditors, agents, and consultants (collectively, “Company Personnel”).

In addition, as specified in Section III of this Policy, Designated Persons (as defined below) are subject to additional restrictions relating to the prohibition of purchases and sales of Company Securities.

E.	Family Members and Others Subject to this Policy

This Policy also applies to anyone who lives in your household (whether or not family members) and any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes adoptive relationships (collectively referred to as “Family Members”). You are responsible for the transactions of Family Members and therefore should make them aware of the need to confer with you before they trade in Company Securities.

This Policy also applies to any entities or accounts that are under the influence or control or are a beneficiary of, including corporations, partnerships or trusts, of Company Personnel or their Family Members (collectively, “Controlled Entities”), and transactions by such Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the account of the Company Personnel or Family Member.

F.	Questions

Questions about this Policy or any proposed transaction should be directed to the Legal Department.

G.	Individual Responsibility

You are responsible for making sure that you comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual. Any action on the part of the Company, the Legal Department or Company Personnel pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violation.”

II.	INSIDER TRADING

A.	Policy Prohibiting Insider Trading

●	No Trading on Material Non-Public Information. If you are aware of material non-public information about the Company, you may not, directly or indirectly, buy or sell Company Securities.

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No Tipping. If you are aware of material non-public information about the Company, you may not communicate or pass (“tip”) that information on to others outside the Company, including Family Members and friends. The federal securities laws impose liability on any person who “tips” (the “tipper”), or communicates material non-public information to another person or entity (the “tippee”), who then trades on the basis of the information. Penalties may apply regardless of whether the tipper derives any benefits from the tippee’s trading activities.

Additional restrictions on trading Company Securities applicable to certain Designated Persons are included in Section III below. Company Personnel that are not subject to the restrictions specified in Section III below are nevertheless encouraged to refrain from trading in Company Securities during a Blackout Period (as defined below) to avoid even the appearance of impropriety.

Company Personnel who, in the course of working for the Company, learn of material non-public information about a company including a customer, supplier, competitor, or other business partner of the Company that a reasonable investor would consider important in making a decision to buy, hold, or sell that company’s securities, may not trade in, take advantage of, or pass information about that company’s securities until the information becomes public or is no longer material.

B.	What is Material Information?

You should consider material information as any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and you should carefully consider how a transaction may be construed by enforcement authorities who will have the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	A proposed acquisition, sale, joint venture, merger or tender offer;
●	Large contracts, renewals and terminations;
●	Projected future earnings, profits or losses;
●	Changes to earnings guidance or projections, if any;
●	A significant expansion or cutback of operations;
●	Significant changes to vendor or supplier pricing;
●	Extraordinary management or business developments;
●	Changes in executive management;
●	Major lawsuits or legal settlements;
●	Significant cybersecurity incidents;
●	Extraordinary customer quality claims;
●	The commencement or results of regulatory proceedings;
●	The gain or loss of a major customer or supplier;
●	Company restructuring;
●	Borrowing activities, including contemplated financings and refinancings (other than in the ordinary course);
●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
●	The establishment, actual purchases, or the anticipated timing of purchases of a repurchase program for Company Securities;
●	A change in pricing or cost structure;
●	Major marketing changes;
●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
●	Commercialization of a significant new product, process, or service;
●	Material weakness in internal controls over financial reporting;
●	The imposition of a ban on trading in Company Securities or the securities of another company; or
●	Impending bankruptcy or the existence of severe liquidity problems.

C.	When Is Information “Public”?

Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Filings with the U.S. Securities and Exchange Commission (“SEC”) and press releases are generally regarded as public information. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors or is communicated only through the Company’s social media or website.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after one trading day has elapsed since the day on which the information is released. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

If you have any question as to whether information or material or is publicly available, please err on the side of caution and direct an inquiry to the Legal Department.

III.	CERTAIN ADDITIONAL RESTRICTIONS

A.	Designated Persons

All Designated Persons are subject to the Blackout Periods and Pre-Clearance restrictions described in this Section III. Designated Persons may not give trading advice of any kind about the Company, whether or not such Designated Person is aware of material non-public information.

The following are “Designated Persons”:

●	All directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Company.

●	Family Members and Controlled Entities of directors and officers of the Company.

●	Such other persons as may be designated from time to time by the Company’s Legal Department (designated individuals will be identified and contacted through a separate memorandum).

B.	Blackout Periods

Unless pursuant to a properly established Rule 10b5-1 Plan (as defined below), in order to prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on the basis of material non-public information, Designated Persons may not conduct transactions (for their own or related accounts) involving the transaction of Company Securities during the following periods (the “Blackout Periods”):

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The period in any fiscal quarter commencing on the fifteenth day of the third calendar month (i.e., March 15, June 15, September 15 and December 15) and ending after the full business day after the date of public disclosure of the financial results for such fiscal quarter or year. If public disclosure occurs on a trading day before the markets close, then such date of disclosure shall not be considered the first trading day with respect to such public disclosure; or

●	Any other period designated in writing by the General Counsel.

If you are made aware of the existence of an event-specific Blackout Period, you should not disclose the existence of such Blackout Period to any other person.

C.	Pre-Clearance

All Designated Persons must clear purchases or sales in Company Securities with the General Counsel (or his/her designee) before the trade may occur. The General Counsel may designate and provide notice to other key employees who may, from time to time, be subject to the pre-clearance procedures under this Policy.

Requests for pre-clearance must be made in writing / sent to legal@ncsmultistage.com at least two (2) full business days before the date of the proposed transaction. The request for pre-clearance must state the dates on which the proposed transactions are expected to occur and identify the broker-dealer or any other investment professional responsible for executing the trade. The General Counsel (or his/her designee) will inform the requesting individual of a decision with respect to the request as soon as possible after considering all the circumstances relevant to his/her determination. The General Counsel (or his/her designee) is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If the General Counsel (or his/her designee) has not responded to a request for pre-clearance, do not trade in the Company’s Securities. If approved, the transaction must occur with two (2) business days after receipt of approval (so long as the transaction is not during a Blackout Period). If permission is denied, refrain from initiating any transaction in Company Securities, and do not inform any other person of the restriction. Pre-clearance requests will not be granted during a Blackout Period.

Designated Persons must also clear gifts and other transfers of Company Securities with the General Counsel before the gift or other transfer is made.

Even if approval to trade pursuant to the pre-clearance process is obtained in writing, or pre-clearance is not required for a particular transaction, Designated Persons may not trade in the Company Securities if he or she is aware of material, non-public information about the Company or any of the companies covered by this Policy. This Policy does not require pre-clearance of transactions in any other company’s securities unless otherwise indicated in writing by the General Counsel.

D.	Prohibited and Special Transactions

In addition to the other restrictions and prohibitions contained in this Policy, Designated Persons may not:

Short-Term Trading: Sell any Company Securities of the same class during the six months following the purchase (or vice versa). Shares purchased through the Company’s equity plans and transactions with the Company are not subject to this restriction.

Short Sales: Engage in short sales (selling securities that you do not own, with the intention of buying the securities at a lower price in the future) of Company Securities. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales.

Designated Persons are prohibited from engaging in the following transactions in Company Securities unless pre-approval is obtained from the Company’s General Counsel:

Publicly Traded Options: Engaging in puts, calls, or other derivative securities, on an exchange or in any other organized market.

Pledging: Pledging, hypothecating, or otherwise encumbering shares of Company Securities as collateral for indebtedness. This includes but is not limited to holding such shares in a margin account or any other account that could cause Company Securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

Hedging: Purchasing a financial instrument or entering into any transaction that is designed to hedge, establish downside price protection or otherwise offset declines in the market value of Company Securities, including puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds (excluding broad-based index funds) and other financial instruments that are designed to or have the effect of hedging or offsetting any decrease in the market value of Company Securities.

Standing and Limit Orders: Placing standing or limit orders on Company Securities outside of a properly established Rule 10b5-1 Plan.

E.	Transactions under Company Plans

This Policy does not apply to the following, except as specifically noted:

Stock Option Exercises: Exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements or to satisfy the exercise price. This Policy’s trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the cost of exercise.

Restricted Stock Awards: Vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a person elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

401(k) Plan: Purchases of Company Securities in the Company’s 401(k) plan resulting from periodic contribution of money to the plan pursuant to standard payroll deduction elections.

Employee Stock Purchase Plan: Purchases of Company Securities in an employee stock purchase plan resulting from periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that elections to participate by lump sum payment were made at the beginning of the applicable enrollment period. This Policy does apply, however, to elections to participate in the plan for any enrollment period, and to sales of Company Securities purchased pursuant to the plan.

Other Similar Transactions: Any other similar purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

F.	Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense, under certain conditions, against allegations that an insider traded in the Company’s Securities while aware of material non-public information. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions, including blackout and pre-clearance requirements. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Legal Department and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information and not during a Blackout Period.

A Rule 10b5-1 Plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions or Rule 10b5-1 and the individual adopting the Rule 10b5-1 Plan must act in good faith with respect to the Rule 10b5-1 Plan through its duration. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any Rule 10b5-1 Plan must include a cooling-off period consistent with applicable SEC rules before trading can commence and must be submitted for approval two weeks prior to the entry into the Rule 10b5-1 Plan.

G.	Post-Termination Transactions

The Policy continues to apply to transactions in Company Securities even after your service with the Company has ended (other than the pre-clearance and trading prohibitions during a Blackout Period, which will cease to apply upon the expiration of any Blackout Period pending at the time of the termination of service). If you are aware of material non-public information when your employment terminates, you may not transact in the Company Securities until that information has become public or is no longer material.

IV.	CONSEQUENCES OF VIOLATION

Insider trading is a serious crime. There are no limits on the size of a transaction that will trigger insider trading liability. Insider trading violations are pursued vigorously by the SEC and can be detected using advanced technologies. In the past, relatively small trades have resulted in investigations by the SEC or the Department of Justice and lawsuits.

Individuals found liable for insider trading (and tipping) face penalties of up three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally plus collect other damages. Furthermore, the Company (and its executive officers and directors) could face penalties the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or criminal penalty of up to $25 million.

Without regard to civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal from the Company. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

V.	COMPANY SHARE REPURCHASES

The Board of Directors of the Company may from time to time authorize the Company to repurchase Company Securities under such terms and conditions that the Board of Directors may determine. In general, repurchases should be consummated (a) when the Company is not aware of material non-public information about the Company, (b) pursuant to a contract, instruction, or plan that satisfies the requirements of Rule 10b5-1(c) under the Exchange Act, or (c) otherwise in compliance with applicable law.

VI.	AMENDMENTS

Any material amendments to this Policy must be approved by the Board of Directors. Ministerial or administrative amendments may be made by the Legal Department and later presented to the Board of Directors.